UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

  SEC FILE NUMBER:

 000-28926

NOTIFICATION OF LATE FILING

(Check One):☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q
☐Form N-SAR ☐Form 10-D ☐Form N-CSR

For Period Ended:        March 31, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

_____________________________________________________________________________

 PART I -- REGISTRANT INFORMATION

 ePlus inc.   Full Name of Registrant

 Not Applicable   Former Name if Applicable

 13595 Dulles Technology Drive   Address of Principal Executive Office (Street and Number)

 Herndon, Virginia 20171-3413   City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 ☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2007, by June 29, 2007, the prescribed due date, and does not expect that such filing will be made by the July 16, 2007 extended deadline.  The
Company requires additional time to prepare its consolidated financial statements for the years ended March 31, 2006 and
2007, and for the quarters ended June 30, 2006, September 30, 2006, and December 31, 2006 and restate its consolidated financial statements for the years ended March 31, 2004 and 2005, and its Quarterly Reports on Form 10-Q for each of the periods ended June 30, 2006, September 30, 2006 and December 31, 2006.  The Company is currently preparing its Annual
Report on Form 10-K for the fiscal year ended March 31, 2006 and its Quarterly Reports on Form 10-Q for each of the periods ended June 30, 2006, September 30, 2006 and December 31, 2006.  The Company plans to file its Annual Report on
Form 10-K for the fiscal year ended March 31, 2007 as soon as practicable once the final amounts of additional stock-based compensation expense to be recorded in prior periods, as described below, are determined, and its late Annual and
Quarterly Reports are filed.

As previously reported on Forms 12b-25 filed with the Securities and Exchange Commission ("SEC") on June 30, 2006,
August 15, 2006, November 15, 2006 and February 15, 2007, and as further reported on various Forms 8-K filed with the
SEC since July 2006, the Audit Committee commenced a review and assessment of stock option grants by the Company and engaged independent legal counsel and outside accounting advisors to assist in this effort.

The Audit Committee investigation, and the Company's internal review, identified certain errors in the ways in which the
Company accounted for certain option grants.  The Company concluded that it (1) used incorrect measurement dates for the accounting of certain stock options, (2) had not properly accounted for certain modifications of stock options and (3) had incorrectly accounted for certain stock options that required the application of the variable accounting method.  Accordingly, the Company will restate its previously issued financial statements for the fiscal years ended March 31, 2004 and 2005, as well as previously reported interim financial information, to reflect additional non-cash charges for stock-based compensation expense and the related tax impact in certain reported periods.  In addition, the Company's financial statements as of and for the fiscal year ended March 31, 2006, to be included in the Company's Annual Report on Form 10-K for the fiscal year ended
March 31, 2006, will include non-cash charges for stock-based compensation expense and the related tax impact.

The Company has been diligently working to resolve the issues related to accounting for stock options granted since its initial public offering in 1996, which is the sole reason underlying its delay in filing its Annual and Quarterly Reports.  In this regard, the Company has been reviewing accounting guidance regarding stock option grants published by the accounting staff of the SEC and has not yet determined the amount of such charges or the resulting tax and accounting impact.  The
Company’s determination of the amount of such stock-based compensation expense is being finalized and is being reviewed by its independent registered public accounting firm.

(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Steven J. Mencarini
703
984-8400

         (Name)
(Area Code)
(Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes ☒No

Annual Report on Form 10-K for the fiscal year ended March 31, 2006
Quarterly Report on Form 10-Q for the period ended June 30, 2006
Quarterly Report on Form 10-Q for the period ended September 30, 2006
Quarterly Report on Form 10-Q for the period ended December 31, 2006

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  ePlus inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2007                                            By: /s/ Steven J. Mencarini

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and
Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the
Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).